November 15, 2019

Constance H. Lau
President and Chief Executive Officer
Hawaiian Electric Industries, Inc.
1001 Bishop Street, Suite 2900
Honolulu, HI 96813

       Re: Hawaiian Electric Industries, Inc.
           Registration Statement on Form S-3
           Filed November 8, 2019
           File No. 333-234591

Dear Mr. Lau:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    Lucy Schlauch Stark, Esq.